To:     Besra Gold Inc.

And to:    U.S. Securities & Exchange Commission
(the “Securities Commission”)

Gentlemen:

RE: Technical Reports, Bong Mieu, Phuoc Son and Bau Gold Projects

Reference is made to the technical reports (the “Technical Reports”) entitled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam” dated August 31, 2007, and “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam” dated March 26, 2008 and “Technical Report on the Bau Project, Bau, Sarawak, East Malaysia” dated August 6, 2010 by Terra Mining Consultants Limited and Stevens & Associates which we prepared for Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) (the “Company” or “Besra”).

We hereby consent to the filing of the Technical Reports with the Securities Regulator, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or a summary thereof in the annual Form 20-F. We further agree to being named as an expert in the annual statement (20-F).

Dated this 17th day of September 2013.

Sincerely

Stevens & Associates

Signed " Murray Stevens"

Signed by Murray Stevens
Principal

Terra Mining Consultants Limited

Signed " Graeme Fulton"

Signed by Graeme Fulton
Director